Exhibit (h)(2)

POOLED REPURCHASE ACCOUNT AGREEMENT

This agreement (the “Agreement”) is amended and restated as of this 31st day of December, 2009 by and among BofA Funds Series Trust (the “Trust”), individually and on behalf of the series listed on Schedule I hereto and any additional series hereafter established, which shall be deemed added to Schedule I hereto (the “Funds”) and Columbia Management Advisors, LLC (the “Adviser”) and any other persons which become parties hereto as contemplated by the application for exemptive relief under the Investment Company Act of 1940 (the “Act”) (the “Application”) in respect of which an order of the Commission was granted on October 5, 1993 (ICA Release No. 19762) (the “Order”).

WHEREAS, the Trust is an investment company registered under the Act;

WHEREAS, the Trust and the Adviser have obtained the Order permitting the Funds and certain other investment companies and series thereof (the “Portfolios”) to participate in one or more pooled repurchase agreement accounts (the “Account”) on the basis set forth in the Application; and

WHEREAS, the Trust desires that the Portfolios’ respective rights and obligations in respect of the Account be reflected in this Agreement in form and substance consistent with the representations, conditions and undertakings set forth in the Application and Order.

NOW THEREFORE, the parties hereto agree as follows:

1. Repurchase agreements entered into by the Portfolios through the Account are entered into by each Portfolio severally in proportion to its interest in such Account, and not jointly. No Portfolio shall be liable in respect of the obligations of any other Portfolio in respect of any repurchase agreement entered into through the Account. The Adviser shall ensure that the documentation entered on behalf of the Portfolios appropriately reflects the several and not joint nature of each Portfolio’s obligations.

2. No Portfolio shall create a negative balance in the Account for any reason, it being understood that no Portfolio shall have any obligation to any other party hereto to maintain any balance whatsoever in the Account.

3. The Funds shall establish the Account with its custodian, into which each Portfolio that has properly engaged such custodian would be authorized to cause some or all of its uninvested net cash balances to be posited daily.

4. The Account shall have and maintain a security interest in any collateral deposited with the custodian on behalf of the Account, with such security interest passing through to the Portfolios equal to each Portfolio’s proportionate share of the Account.

5. Subject to the direction and control of the Board of Trustees of the Funds, each Fund shall ensure that the repurchase agreement standards are identical to the standards adopted by each other Portfolio participating in the Account, except insofar as the maximum amount of a Portfolio’s assets that is permitted to be subject to a repurchase agreement with any single counterparty mat differ. The Adviser acknowledges that, in effecting repurchase agreements on behalf of the Portfolios, each repurchase agreement is subject to the standards and limitations adopted by the Portfolio’s Board of Trustees or Board of Directors, as the case may be.

6. Each Portfolio shall participate in the income earned or accrued in the Account on the basis of the total amount in the Account on each day represented by such Portfolio’s proportionate share of the Account.

7. The Adviser shall administer, manage and invest the cash balance in the Account in accordance with the terms of its management contracts with the Portfolios and no fees shall be payable in respect of the Account other than the fees based upon the assets of each Portfolio as provided in the respective management contracts.

8. This Agreement may be terminated by either party hereto upon 30 days’ written notice to the other party hereto. Upon any such termination, the Account shall be liquidated in an orderly fashion and the proceeds of the liquidation shall be distributed to each Portfolio in proportion to its respective interest in the Account.

9. The provisions hereof shall be interpreted in a manner consistent with the Application and Order.

IN WITNESS WHEREOF, the parties hereto have duly caused this Agreement to be executed by an authorized officer this 31st day of December, 2009.

BOFA FUNDS SERIES TRUST on behalf of itself and its Funds listed in Schedule 1

By:	/s/ Jeffrey R. Coleman
Name:	Jeffrey R. Coleman
Title:	Treasurer

COLUMBIA MANAGEMENT ADVISORS, LLC

By:	/s/ J. Kevin Connaughton
Name:	J. Kevin Connaughton
Title:	Managing Director

SCHEDULE I

BOFA FUNDS SERIES TRUST:
1.	Columbia California Tax-Exempt Reserves
2.	Columbia Cash Reserves
3.	Columbia Connecticut Municipal Reserves
4.	Columbia Daily Cash Reserves
5.	Columbia Government Plus Reserves
6.	Columbia Government Reserves
7.	Columbia Massachusetts Municipal Reserves
8.	Columbia Money Market Reserves
9.	Columbia Municipal Reserves
10.	Columbia New York Tax-Exempt Reserves
11.	Columbia Tax-Exempt Reserves
12.	Columbia Treasury Reserves